

May 7, 2012

Mr. Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M3

> **Re:** **Counterpath Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 26, 2011**
> **File No. 000-50346**

Dear Mr. Jones:

We have reviewed your letter dated April 16, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 11, 2012.

Form 10-K for the Fiscal Year Ended April 30, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 77

1.	We note your response to prior comment 2. At the time that you entered into the license agreement with Mitel, Mr. Matthews was both your chairman and Mitel's chairman. In addition, Mr. Matthews beneficially owned over 20% of your common stock and over 75% of Mitel's common stock; he also held over 35% of Mitel's voting power. Please file the license agreement as an exhibit to an amended quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2008. In addition, include the license agreement in the exhibit index in future annual reports on Form 10-K. See Instruction 2 to Item 601(b)(10) of Regulation S-K.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3406

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief